FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 9 January, 2004
                         Commission File Number 0-30358

                                  ebookers plc
                              --------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                       -----------------------------------
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|         Form 40-F
                                   -----                   ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                           Yes                   No  |X|
                               -------              -----


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.
Enclosures:

London Stock Exchange announcement -          8 January,  2004             3 inc
Notification of major interests in shares


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO.  ___________

All relevant boxes should be completed in block letters.
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


                       1.   Name of company 2. Name of shareholder having a major
                                             interest
                               EBOOKERS PLC  THE GOLDMAN SACHS GROUP, INC
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
3.  Please state whether notification        4. Name of the registered holder(s) and, if
 indicates that it is in respect of holding more than one holder, the number of shares of the shareholder named in 2 above or in  held by each of them respect of a non-beneficial interest or in
 case of an individual holder if it is a   GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED
 holding of that person's spouse or         (WITH GOLDMAN SACHS & CO ACTING AS
 children under the age of 18               CUSTODIAN): 26,414,136 SHARES

NOTIFICATION RELATES TO SHARES HELD BY     HELD AT - DEPOSITORY TRUST COMPANY OF
 SHAREHOLDER IN 2 BY ATTRIBUTION ONLY       NEWYORK (WITH GOLDMAN SACHS & CO ACTING AS
                                            CUSTODIAN FOR 624,932 ADRs): 1,249, 864
                                            SHARES

                                           GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED
                                            (WITH GOLDMAN SACHS & CO HOLDING
                                            BENEFICIAL INTEREST): 10,000 SHARES

                                           REGISTERED AT - 'CREST' IN ACCOUNT
                                            'CREPTEMP' (WITH GOLDMAN SACHS
                                            INTERNATIONAL HOLDING BENEFICIAL
                                            INTEREST): 630,158
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5. Number of shares/     6. Percentage of  7. Number of shares/      8. Percentage of
 amount of stock acquired issued class      amount of stock          issued class:  --
                                            disposed: --
NOT KNOWN                NOT KNOWN
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                       9. Class of security         10. Date of 11. Date company
                                                    transaction: informed: 08/01/2004
                        14P ORDINARY SHARES            NOT KNOWN
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12. Total holding following this           13. Total percentage holding of issued
 notification                               class following this notification
                                           43.59%
28,304,158 SHARES
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


14. Any additional information             15. Name of contact and telephone number
                                            for queries
THIS NOTIFICATION DOES NOT ARISE FROM ANY  LEIGH GRANT  - 0207 489 2297
 INCREASE IN THE BENEFICIAL OWNERSHIP OF
 DINESH DHAMIJA OR ANY OTHER DIRECTOR
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16. Name and signature of company official
responsible for making this notification

HELEN O'BYRNE, COMPANY SECRETARY AND GENERAL COUNSEL

Date of this notification: 08/01/2004
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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   9 January, 2004
                                    /s/ Leigh Grant
                                    ------------------------------
                                    Deputy Company Secretary
                                    ebookers plc